January 19, 2006

VIA  FACSIMILE  (202)  772-9209
Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  D.C.  20549
Mail  Stop  4561
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      RE:     BigString  Corporation
              Registration  Statement  on  Form  SB-2
              Registration  No.  333-127923

Ladies  and  Gentlemen:

     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, BigString Corporation (the "Company") hereby requests that the effective date of the Registration Statement on Form SB-2 referenced above be accelerated to 10:00 a.m. on Monday, January 23, 2006 or as soon thereafter as practicable.

Further, the Company hereby acknowledges that: (i) should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please direct any verbal communication regarding this matter to the undersigned at (732) 741-2840 or our counsel, Paul T. Colella, at (732) 741-3900.

     Thank  you  for  your  attention  to  this  matter.



                                           Very  truly  yours,

                                           BIGSTRING  CORPORATION



                                      By:  /s/  Darin  M.  Myman
                                           ---------------------
                                    Name:  Darin  M.  Myman
                                   Title:  President and Chief Executive Officer